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THIS DOCUMENT IS A CONFIRMING COPY OF THE SCHEDULE 13D PREVIOUSLY FILED ON
PAPER ON DECEMBER 20, 1993.

                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                   (Amendment No. __________)*

                           Park Communications, Inc.(Name of Issuer)

                                Common Stock(Title of Class of Securities)

                                700252109
                             (CUSIP Number)


                             Dorothy D. Park
                        Park Communications, Inc.
                     Terrace Hill Road, P.O. Box 550
                    Ithaca, NY  14851  (607) 272-9020
    (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             December 10, 1993
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement _x_. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 700252109

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dorothy D. Park, Personal Representative of the Estate of Roy H. Park

    An application for a Tax Identification Number for the Estate will be submitted to the Internal Revenue Service

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    N/A

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    OO: Acquisition of the shares of common stock covered by this Schedule 13D was made by Dorothy D. Park, personal representative of the estate of Roy H. Park, upon the issuance of letters testementary to Mrs. Park. Mr. Park was the prior owner of the securities covered by this Schedule 13D.

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ___

    N/A

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

7.  SOLE VOTING POWER

    18,682,905 (assumes conversion of Park Communications, Inc., convertible debentures held by the estate into 130,852 shares of common stock)

8.  SHARED VOTING POWER

    N/A

9.  SOLE DISPOSITIVE POWER

    N/A

10. SHARED DISPOSITIVE POWER

    As personal representative of the estate of Mr. Park, Mrs. Park has the power to dispose of the shares, subject to certain
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limitations under the will, state law and her duties and obligations as a fiduciary. Under the will, disposition of certain securities bequeathed to Park Foundation, Inc. may require the consent of the Park Foundation, Inc.

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Same as No. 7 above, except that Mrs. Park is obligated to dispose of the shares in accordance with the will, state law, and certain fiduciary duties as personal representative.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*   ___

    N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    89.69%

14. TYPE OF REPORTING PERSON*

    IN

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Item 1.  Security and Issuer

(a) Class of Equity Securities:  Common Stock

(b) Name of the Issuer:  Park Communications, Inc.

(c) Address of Issuer's Principal Executive Offices:

    Terrace Hill
    P.O. Box 550
    Ithaca, N.Y.  14851

Item 2.  Identity and Background

(a) Name:  Dorothy D. Park, Personal Representative of the Estate of Roy H. Park

(b) Address:  Terrace Hill
              P.O. Box 550
              Ithaca, N.Y.  14851

(c) Principal Business Occupation and Address of Employer:

              Chairman of the Board
              Park Communications, Inc.
              Terrace Hill
              P.O. Box 550
              Ithaca, N.Y.  14851

(d) N/A

(e) N/A

(f) U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

         N/A

Item 4.  Purpose of Transaction

         On December 10, 1993, Dorothy D. Park, widow of Roy H. Park ("Mr. Park"), was issued letters testamentary by the Surrogate's Court of Tompkins County, New York (File No. 93a180-P), authorizing and empowering her to act as the personal representative of the estate of Roy H. Park and to do and perform all acts requisite to the proper administration and disposition of the estate under the laws of New York. The shares of the company previously owned by Mr. Park were transferred at that time to Mrs. Park in her capacity as personal representative. As personal representative of the estate, Mrs. Park has the power, subject to the provisions of Mr. Park's will, applicable state
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law, and Mrs. Park's fiduciary duties and obligations as personal representative, to control the shares of the company previously held by Mr. Park, which power includes but is not limited to the power to vote and dispose of such shares.

         Under the will, an amount of shares previously held by Mr. Park equal to 51% of the outstanding common stock of the company has been bequeathed to Park Foundation, Inc., a North Carolina non-profit corporation. Disposition of any of the shares so bequeathed may require the consent of the Park Foundation, Inc. Mrs. Park is the secretary and one of two current members of the board of directors of Park Foundation, Inc.

         The balance of the shares held by the estate become part of Mr. Park's residuary estate; after payment of all debts, expenses of estate administration, and estate, legacy, succession, transfer and like taxes of the estate, the residuary estate is bequeathed to Park Foundation, Inc.

         At a meeting of the Board of Directors of Park Communications, Inc. on November 12, 1993, Mrs. Park, the Secretary and a director of the Company, was elected Chairman of the Board, a position which previously had been held by Mr. Park. At the quarterly meeting of the Board of Directors held on November 29, 1993, Roy H. Park, Jr. was elected to fill the vacancy on the Board created by the death of Mr. Park.

Item 5.  Interest in Securities of the Issuer

(a) Amount Beneficially Owned as of December 17, 1993:
18,682,905 shares (assumes conversion of convertible debentures held by the estate into 130,852 shares of common stock)

(b) Number of Shares as to which such person has

    (i)  sole power to vote or direct the vote:

         Same as 5(a) above

    (ii) shared power to vote or direct the vote:

         N/A

    (iii)     sole power to dispose or to direct the disposition:

         N/A

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    (iv) shared power to dispose or to direct the disposition:

         Same as 5(a) above, except that, pursuant to the terms of Mr. Park's will, disposition by the estate of any of the Company's outstanding common stock specifically bequeathed to Park Foundation, Inc. may require the consent of Park Foundation, Inc.

(c) N/A

(d) Right to receive the proceeds from the sale of the Shares:

         Under the will, an amount of shares previously held by Mr. Park equal to 51% of the outstanding common stock of the Company has been bequeathed to Park Foundation, Inc. Disposition of any of the shares so bequeathed may require the consent of Park Foundation, Inc. and, if such a disposition is consented to, Park Foundation, Inc. has the right to receive the proceeds of such sale.

         The balance of the shares held by the estate become part of Mr. Park's residuary estate; after payment of all debts, expenses of estate administration, and estate, legacy, succession, transfer and like taxes of the estate, the residuary estate is bequeathed to Park Foundation, Inc. Thus, Park Foundation, Inc. also has the right to the proceeds of any sale of shares from the residuary estate.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Same as Item 4 and Item 5(b) and (d) above.

Item 7.  Material to Be Filed as Exhibits

         None

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Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    12/17/93                 /s/  Dorothy D. Park
    Date                     Signature

                             Dorothy D. Park
                             Personal Representative of the
                             Estate of Roy H. Park